Exhibit 99.2

CONSULTING SERVICES AGREEMENT

This Consulting Services Agreement (the "Agreement") is made this 20th day of June, 2007, with effect as of April 16, 2007 (the "Effective Date"), by and between Hollinger Inc. ("Hollinger"), G. Wesley Voorheis ("Voorheis") and VC & Co. Incorporated ("VC").

Recitals:

A.           Hollinger has requested VC to provide it with certain services; and

B.           VC will provide the services to Hollinger on the terms set forth below.

For and in consideration of the premises and mutual covenants in this Agreement, Hollinger, Voorheis and VC agree as follows:

1.	Services

1.1
During the term of this Agreement, VC will provide certain services (the "Executive Services") to Hollinger through Voorheis, who will serve as Chief Executive Officer of Hollinger ("CEO") reporting directly to its board of directors (the “Board”).  The Executive Services to be provided are defined in Sections 1.2(a) to (f) below.  Voorheis will also remain a member of the Board.  Voorheis will be employed solely by VC and he will not be entitled to receive any remuneration directly from Hollinger, other than the Options as described in Section 5.1 of this Agreement.

1.2	Voorheis will have primary executive responsibility at Hollinger:

(a)	to supervise all legal, regulatory and similar proceedings and investigations and related matters in which Hollinger (or any of its wholly-owned subsidiaries) are involved;

(b)	to negotiate and arrange a Noteholder Resolution;

(c)	to negotiate a resolution of outstanding issues between Hollinger and Sun-Times Media Group, Inc. ("Sun Times");

(d)	to negotiate and arrange, if possible, a financing to provide Hollinger with additional liquidity and working capital;

(e)
to exert Hollinger's and its subsidiaries' influence, as necessary and appropriate, to cause or encourage Sun Times to take such actions as are necessary to improve its operational performance including, to the extent required, effecting a reconstitution of the board of directors of Sun Times; and

(f)	for such additional responsibilities as may be assigned by the Board from time to time.

1.3
Voorheis shall devote as much of his working time and effort as is necessary to properly and responsibly provide the Executive Services hereunder and shall use his best efforts to promote Hollinger's interests.

1.4
Hollinger acknowledges and agrees that Voorheis has other professional and business commitments which he will be obliged and permitted to continue during the term of this Agreement and that Voorheis may continue to provide services to third parties during the term of this Agreement.

1.5
Nothing in this Agreement shall create or confer upon the parties hereto, in any way or for any purpose, any relationship except that of contracting parties, and in particular this Agreement does not create an employer-employee relationship between Hollinger and Voorheis or between Hollinger and any other of VC's employees.

2.	Other Conditions

2.1
Notwithstanding any other provision in this Agreement, the parties agree that Voorheis and VC and their affiliates, including Voorheis & Co. LLP, and any of the individuals employed by or partners of any of them will:

(a)
terminate all retainers that any of them has with The Catalyst Capital Group Inc., any of its affiliates or any existing or future funds managed by it or any of its affiliates, including but not limited to, Catalyst Fund General Partner I Inc. (collectively, "Catalyst"); and

(b)	not accept any retainers from Catalyst while VC provides the Executive Services to Hollinger during the term of this Agreement.

3.	Term of this Agreement

3.1	This Agreement is effective as of the Effective Date and will terminate in accordance with Section 9.

4.	Base Monthly Fees and Milestone Fees

4.1
Hollinger will pay VC, for the Executive Services, a fee of $75,000 per month (the "Base Monthly Fee") from the Effective Date of this Agreement until its termination, due and payable in advance on the first day of each calendar month commencing in respect of the month of May 2007. VC shall also be entitled to a pro rated Base Monthly Fee of $37,500 for April 2007.

4.2	Hollinger will also pay VC certain fees in relation to achieving substantial completion of certain matters ("Milestone Fees") as described below:

(a)	upon substantial completion of the matters referred to in Section 1.2(b) of this Agreement, a Milestone Fee equal to $1.2 million;

(b)	provided substantial completion of the matters referred to in Section 1.2(b) of this Agreement has been achieved, an additional Milestone Fee equal to $1.4 million upon the first to be completed of:

(i)	the sale or other disposition by Hollinger and its wholly-owned subsidiaries of substantially all of their shares of Sun Times;

(ii)	a transaction, supported by the Board, involving the sale or other disposition of a majority of the outstanding common shares (or other equity-like securities) of Hollinger; or

(iii)
the sale or other disposition of all or substantially all of the assets of either Sun Times or Hollinger (provided, for greater certainty, that a sale or other disposition does not include any charge or pledge of shares or assets, including in respect of a refinancing of the Senior Notes including any financing for Hollinger necessary to allow such refinancing to occur); and

(c)
upon substantial completion of any matter referred to in Section 1.2, other than the matters described in Sections 1.2(b) or (c), or in the circumstances where one of the matters contemplated by Sections 4.2(b)(i), (ii) or (iii) occurs prior to substantial completion of the matters referred to in Section 1.2(b), an additional Milestone Fee in an amount that is fair and reasonable in the circumstances.

4.3	The amount of each Milestone Fee payable under Section 4.2(c) shall be a function of:

(a)	the nature and extent of the success, if any, achieved by Hollinger in connection with the matter or transaction giving rise to such payment;

(b)	the importance to Hollinger of such matter or transaction;

(c)	the circumstances in which any such success was achieved; and

(d)	such other factors as the Board and VC may agree are relevant to the determination.

4.4	Each Milestone Fee will be due and payable within ten business days of substantial completion of the matter or transaction for which the Milestone Fee is being paid.

4.5
In addition to the fees provided for in Sections 4.1 and 4.2, Hollinger will pay VC, upon execution of this Agreement, a Milestone Fee of $169,500 for matters accomplished by Voorheis during the period from January 15, 2007 to the Effective Date.

5.	Stock Options and Other Compensation

5.1
The grant of stock options (the "Options") on May 7, 2007 by Hollinger to Voorheis under Hollinger's Executive Share Option Plan, amended and restated as of September 13, 1994, further amended as of December 3, 1996 and as modified by the terms of the share option agreement dated as of May 7, 2007 between Hollinger and Voorheis (the "Option Agreement"), each of which are attached hereto as Schedule "A", to purchase up to an aggregate of 1,000,000 Hollinger common shares at an exercise price equal to $0.70 per share, which was conditional upon the execution of this Agreement, shall be effective.

5.2
In the event that, during the twelve months following January 15, 2007, Hollinger issues additional common shares or securities which are convertible into, carry the right to receive or provide Hollinger with the right to issue (directly or indirectly) additional common shares of Hollinger (or other equity-like securities) (a "Specified Financing"), VC shall thereafter be entitled, at the time Voorheis exercises any of the Options, to receive a cash payment from Hollinger (the "Cash Settlement Amount"), as described in Section 5.3, multiplied times the number of Options so exercised on that date.  For greater certainty, VC's entitlement to this Cash Settlement Amount shall be in addition to Voorheis' right to receive the number of common shares of Hollinger issuable upon the exercise of such Options.

5.3	With respect to Options exercised on any particular date (the "Exercise Date"), the Cash Settlement Amount shall be the amount that results from the following formula:

(A x (B-C)) – (D x (E-F))
D

where:

A equals the number of common shares (or other equity-like securities) of Hollinger (the “Post-Financing Underlying Securities”) that would have been held by Voorheis had Voorheis previously been issued and thereafter fully and completely exercised, in lieu of the Options, replacement options to acquire 3% of the outstanding common shares (or equity-like securities) of Hollinger calculated on a fully-diluted basis after giving effect to the issuance of all additional common shares or other equity-like securities issued or issuable in connection with all Specified Financings undertaken prior to the Exercise Date;

B equals the market price of the Post-Financing Underlying Securities calculated as of the close of business on the Exercise Date;

C equals the lowest of (i) the market price of the Post-Financing Underlying Securities immediately following the completion of any Specified Financing undertaken prior to the Exercise Date and (ii) the price at which the Post-Financing Underlying Securities are issued or issuable in connection with any such Specified Financing;

D equals 1,000,000, being the number of Options;

E equals the market price of the common shares of Hollinger calculated as of the close of business on the Exercise Date; and

F equals $0.70, being the exercise price of the Options.

For greater certainty, in the event that there exists more than one type of Post-Financing Underlying Security as of any Exercise Date, the calculation of (A x (B-C)) contemplated within the above formula shall be done separately for each type of Post-Financing Underlying Security (as if the 3% replacement options notionally issued to Voorheis were held in proportion to the number of each type of Post-Financing Underlying Securities issued or issuable by Hollinger) with the cumulative sum of such calculations being the value used for (A x (B-C)) within such formula.  Further, in the event that no published market exists for a particular security at a relevant date contemplated by the above formula, the market value of that security shall be deemed to be the fair market value thereof on the relevant date, and Hollinger and VC shall work in good faith to agree within seven days of the relevant date upon such fair market value.  The parties also agree that, in connection with any Specified Financing, they will work in good faith to confirm the impact of the Specified Financing on any subsequent calculation of the Cash Settlement Amount in a manner that gives effect to the purpose and intent of this Section 5.

6.	Indemnity

6.1	Voorheis shall be provided with an indemnity from Hollinger in the form currently provided to him.

7.	Reimbursement of Expenses and Taxes

7.1
Hollinger will reimburse VC for: (a) all reasonable expenses incurred by Voorheis or VC in providing the Executive Services, including, but not limited to, travel and lodging expenses and communication charges, and (b) any legal fees that Voorheis or VC may reasonably incur arising out of or in connection with this Agreement from and after the date upon which it is executed, including with respect to the validity or enforceability of, or liability under, any provision of this Agreement or any action by VC to enforce its rights hereunder.

7.2
Hollinger will pay for all taxes in connection with the provision of the Executive Services in this Agreement including, but not limited to, sales, use, excise, value-added, goods and services, consumption, and other similar taxes or duties.  For greater certainty, and without limiting the generality of the foregoing, an additional amount equal to any applicable federal Goods and Services Tax and any applicable provincial sales tax will be charged to and payable by Hollinger in respect of all payments to VC hereunder.  Each party will be responsible for taxes based on its own net income, employment taxes of its own employees, and for taxes on any property it owns or leases.

8.	Other Services

8.1
Upon Voorheis' recommendation, Hollinger may also retain VC or any of its affiliates (including Voorheis & Co. LLP) to obtain the services of other partners or employees of VC or any of its affiliates to provide assistance to Hollinger in connection with Hollinger's business and affairs (the "Other Services").  VC and its affiliates will not provide the Other Services to Hollinger unless prior notice of the nature and scope of such Other Services has been provided to the Chairman of the Board, and the Chairman of the Board does not object to such Other Services being provided.  For greater certainty, Voorheis will not provide Other Services to Hollinger.  Notwithstanding any other provision in this Agreement, the parties agree that the Chairman of the Board shall be unilaterally entitled at any time, for any and no reason, to terminate the provision of the Other Services.  If the Other Services are terminated, VC and its affiliates will not be entitled to any further fees other than those accrued to the time of termination.

8.2
Hollinger will pay VC or its affiliates, for Other Services, fees based on the usual hourly rates of the partners and employees of VC or its affiliates providing the Other Services, and accounts for such Other Services shall be sent to the Chairman of the Board for approval.

9.	Termination

9.1	This Agreement will immediately terminate upon the death of Voorheis.

9.2
Hollinger may also terminate this Agreement if Voorheis suffers a physical or mental disability that prevents VC from providing the Executive Services for a period of sixty days, whether or not consecutive and that is, in the opinion of a duly qualified medical practitioner selected by Hollinger, likely to continue to the same degree for a further period of more than 30 days (a “Disability”).  Voorheis agrees to submit to any reasonably required medical examination by such practitioner for the purposes of this Section 9.1 and that such medical practitioner may reveal the results of such medical examination to Hollinger.

9.3	Hollinger may also terminate this Agreement at any time for Sufficient Cause.

9.4	Hollinger may also at any time, by written notice, immediately terminate this Agreement other than for Sufficient Cause or Disability.

9.5	VC may terminate this Agreement at any time for Good Reason.

9.6	If this Agreement terminates pursuant to Section 9.1 or is terminated by Hollinger pursuant to Section 9.2, then:

(a)
VC will cease to be entitled to any further payments under Section 4 and, in lieu thereof, will be entitled to immediate payment of that amount in relation to unpaid Milestone Fees described in Section 4.2 that could reasonably be considered to have been earned, prior to the termination of this Agreement, based upon the degree of success achieved and/or the progress made by Hollinger with respect to the relevant matters or transactions up to the date of such termination; and

(b)
if such termination occurs prior to the date which is 18 months following the Effective Date, notwithstanding the terms of the Option Agreement, Voorheis shall cease to be entitled to exercise any Options on that date which is 120 days following the termination of this Agreement (with any Options that remain unexercised following such 120th day being forfeited and, for greater certainty, VC ceasing to be entitled to any Cash Settlement Amount(s) in respect of such unexercised Options).

9.7
If this Agreement is terminated by Hollinger pursuant to Section 9.3 or is terminated by VC other than for Good Reason, then VC will not be entitled to any further Base Monthly Fees, Milestone Fees, Cash Settlement Amount(s) and, notwithstanding the terms of the Option Agreement, Voorheis shall forfeit all unexercised Options.

9.8
If this Agreement is terminated by Hollinger pursuant to Section 9.4, other than following a Change of Control or in circumstances where it is reasonably demonstrated that such termination was a Change of Control Termination, then VC will cease to be entitled to any further payments under Section 4 and, in lieu thereof, will be entitled to immediate payment of an amount equal to the aggregate of:

(a)           nine times the Base Monthly Fee; and

(b)
that amount in relation to unpaid Milestone Fees described in Section 4.2 that could reasonably be considered to have been earned, prior to the written notice of termination of this Agreement, based upon the degree of success achieved and/or the progress made by Hollinger with respect to the relevant matters or transactions up to the date of such termination.

9.9
If VC terminates this Agreement pursuant to Section 9.5, or if Hollinger terminates this Agreement pursuant to Section 9.4 following a Change of Control or in circumstances where it is reasonably demonstrated that such termination was a Change of Control Termination, then VC will cease to be entitled to any further payments under Section 4 and, in lieu thereof, will be entitled to immediate payment of an amount equal to the aggregate of:

(a)	twelve times the Base Monthly Fee;

(b)	if the Milestone Fees described in Sections 4.2(a) and (b) have not both been paid in full, an amount equal to $1.6 million less any amounts previously paid in respect of such Milestone Fees; and

(c)
that amount in relation to unpaid Milestone Fees described in Section 4.2(c) that could reasonably be considered to have been earned, prior to the termination of this Agreement, based upon the degree of success achieved and/or the progress made by Hollinger with respect to the relevant matters or transactions up to the date of such termination, provided that, if the relevant Change of Control resulted from a refinancing of the Senior Notes (including any financing for Hollinger necessary to allow such refinancing) in respect of which the Milestone Fee described in Section 4.2(a) has been or will be paid, VC shall be entitled to receive, in lieu of the amount described in Section 9.9(b), an amount in relation to the Milestone Fee described in Section 4.2(b) that could reasonably be considered to have been earned, prior to the termination of this Agreement, based upon the degree of success achieved and/or the progress made by Hollinger with respect to the matters contemplated by Section 4.2(b) up to the date of such termination.

9.10
For greater certainty, no amount shall be payable pursuant to Section 9.9 in the event this Agreement is terminated after substantial completion of all matters referred to in Sections 4.2(a), (b) and (c) for which Milestone Fees have been paid or are payable (or in connection with completing the final such matter for which a Milestone Fee is otherwise payable hereunder).

9.11
Voorheis’ rights to continue to hold and exercise the Options in accordance with the Option Agreement and VC’s rights to receive the Cash Settlement Amount upon any exercise of the Options by Voorheis shall survive, and remain in force unaffected by, any termination of this Agreement, except: (a) a termination by Hollinger for Sufficient Cause, (b) a termination by VC other than for Good Reason, or (c) a termination, prior to the date which is 18 months following the Effective Date, upon Voorheis’ death or Disability.  Further, no termination of this Agreement for any reason shall affect or alter any of Hollinger’s obligations under Section 6 (Indemnity) or Section 7 (Reimbursement of Expenses and Taxes).

10.	General Provisions

10.1
This Agreement will be binding upon the parties and their respective successors, permitted assigns, heirs, executors, administrators and other legal representatives.  Each party is prohibited from assigning this Agreement to any person without first obtaining the written consent of the other parties and any assignment without consent is null and void.  Hollinger shall require any successor (whether direct or indirect, by purchase, amalgamation, arrangement, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Hollinger to assume expressly and agree to perform this Agreement in the same manner and to the same extent that Hollinger would be required to perform it if no such succession had taken place.  As used in this Agreement, “Hollinger” shall mean Hollinger (as herein defined) and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

10.2	Nothing in this Agreement shall prevent Voorheis from resigning as a director of Hollinger at any time.

10.3
Hollinger’s obligations to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, defence or other claim, right or action which Hollinger may have or may allege to have against Voorheis or VC or others.

10.4	Whenever this Agreement requires or contemplates any action, consent or approval by a party, such party will act reasonably and in good faith.

10.5
The parties agree that, in the event of a dispute or alleged breach, they will first work together in good faith to resolve the matter as between themselves and, then if necessary, to use a mutually agreed alternative dispute resolution technique prior to resorting to litigation.  In the event the parties fail to mutually agree upon such technique within thirty days after good faith attempts at resolution have failed, either party may resort to litigation.

10.6
This Agreement and the Option Agreement contain the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, negotiations, representations and proposals, written and oral, relating to their subject matter.  The terms of this Agreement will not be modified subsequently except by a written agreement signed by all parties. No waiver of any provision of this Agreement is binding unless it is in writing and signed by all parties to this Agreement entitled to grant the waiver. No failure to exercise, and no delay in exercising, any right or remedy, under this Agreement will be deemed to be a waiver of that right or remedy.  No waiver of any breach of any provision of this Agreement will be deemed to be a waiver of any subsequent breach of that provision.

10.7	Each party will from time to time promptly execute and deliver all further documents and take all further action necessary or appropriate to give effect to the provisions of this Agreement.

10.8	Each party agrees that, in its respective dealings with the other parties under or in connection with this Agreement, it will act in good faith.

10.9
This Agreement will in all respects be governed by, subject to, interpreted and enforced exclusively in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

10.10
If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect the legality, validity or enforceability of the remaining provisions of this Agreement; or the legality, validity or enforceability of that provision in any other jurisdiction.

10.11
Any notice, demand or other communication required or permitted to be given under this Agreement will be in writing and will be delivered by hand or courier or by confirmed facsimile, in each case to the address of such party set forth below:

if to Hollinger:

120 Adelaide Street West, Suite 512
Toronto, ON
M5H 1T1

Attention: Chief Financial Officer
Fax: 416-364-2088

if to Voorheis or VC:

120 Adelaide Street West, Suite 908
Toronto, ON
M5H 1T1

Attention: Wes Voorheis
Fax: 416-947-1256

10.12	All references to dollars in this Agreement are to Canadian dollars.

10.13	For every provision of this Agreement, time is of the essence.

11.	Certain Defined Terms

For the purposes of this Agreement, the following terms will be defined as follows:

(a)	“Change of Control” means the occurrence, on or after August 15, 2007, of any of the following events:

(i)
the acquisition by any person or group of persons acting jointly or in concert, or persons associated or affiliated within the meaning of the Canada Business Corporations Act with any such person or group, other than Catalyst or RSM Richter Inc. and their respective subsidiaries, affiliates and associates, of beneficial ownership or control and direction over 25% of more of the outstanding common shares or other equity-like securities of Hollinger (or the right or obligation, whether or not on conditions, to acquire such common shares or other securities including through the ownership of securities which are convertible into, carry the right to receive or provide Hollinger with the right to issue, directly or indirectly, such common shares or other equity-like securities);

(ii)	the individuals who were elected to the Board at Hollinger’s shareholders’ meeting on May 7, 2007 ceasing to constitute a majority of the Board;

(iii)	a sale or other disposition of all or substantially all of the assets of Hollinger; or

(iv)
the appointment, other than at the behest of the Board, of any receiver, trustee, administrator, monitor or other substantially similar appointment in respect of Hollinger or its assets and undertakings.

(b)
“Change of Control Termination” means a termination of this Agreement by Hollinger that either (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change of Control, or (ii) otherwise arose in connection with or anticipation of a Change of Control.

(c)
“Good Reason” means the occurrence of any of the following, after a Change of Control, without VC’s written consent (except in connection with the termination of this Agreement for Sufficient Cause or a as a result of Disability):

(i)	a material adverse change in Voorheis’ position or duties or responsibilities (including, without limitation, to whom Voorheis reports and who reports to Voorheis) or title; or

(ii)
the good faith determination by Voorheis that, as a result of the Change of Control or any action or event thereafter, Voorheis’ status or responsibility at Hollinger or its subsidiaries has been materially diminished or Voorheis is being effectively prevented from carrying out his duties and responsibilities as they existed immediately prior to the Change of Control; or

(iii)
the failure by Hollinger to obtain, in a form satisfactory to VC, acting reasonably, an effective assumption of Hollinger’s obligations hereunder by any successor to Hollinger referred to in Section 10.1;

provided that, for purposes of this Section 11(c), notwithstanding anything in this Agreement to the contrary, a termination of this Agreement by VC for any reason whatsoever (and whether or not any event referred to in Section 11(b)(i), (ii) or (iii) above has occurred) during the three month period commencing on the date that is 90 days immediately following the date on which a Change of Control occurs shall be deemed to be a termination of this Agreement for “Good Reason” for all purposes of this Agreement.

(d)
“Noteholder Resolution” means a refinancing of the Senior Notes, including any financing for Hollinger necessary to allow such refinancing to occur, or other transaction (including a redemption or other repayment) or agreement which has the effect of waiving, curing or otherwise eliminating the existing events of default under the Senior Notes (including an agreement by the holders of a majority of the Senior Notes to forbear in respect of such events of default) or any other consensual resolution of outstanding issues with the holders of the Senior Notes (which, for greater certainty, shall include a circumstance where one of the matters contemplated by Sections 4.2(b)(i), (ii) or (iii) occurs prior to the holders of the Senior Notes enforcing their rights under the Senior Notes).

(e)
“Senior Notes” means the U.S. $78 million principal amount of 11.875% senior secured notes due 2011 issued by Hollinger on or about March 10, 2003 and the U.S. $15 million of 11.875% senior secured notes due 2011 issued by Hollinger on or about September 30, 2004.

(f)	“Sufficient Cause” means:

(i)	a wilful criminal act of theft or dishonesty by Voorheis in the performance of the Executive Services;

(ii)	a material breach by VC of its obligations under this Agreement which is not cured within 10 days of written notification to VC from Hollinger;

(iii)	a breach by VC or any of its affiliates of Section 2.1; or

(iv)
notwithstanding Section 1.4, the Board, acting reasonably, having concluded that Voorheis is not devoting sufficient time to Hollinger with Voorheis failing to remedy that circumstance within a reasonable period of time after Hollinger provides him with written notice thereof.

The parties have executed this Agreement as of the date first indicated above, and this Agreement shall be effective as of April 16, 2007.

HOLLINGER INC.

By:	/s/ Stanley Beck
Name: Stanley Beck
Title: Chairman of the Board

VC & CO. INCORPORATED

By:	/s/ G. Wesley Voorheis
Name: G. Wesley Voorheis
Title: Managing Director

/s/ G. Wesley Voorheis
G. Wesley Voorheis